UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

                 For Period Ended: October 31, 2002

                 [   ] Transition Report on Form 10-K
                 [   ] Transition Report on Form 20-F
                 [   ] Transition Report on Form 11-K
                 [   ] Transition Report on Form 10-Q
                 [   ] Transition Report on Form N-SAR

                 For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

(PART I   REGISTRANT INFORMATION)

    Humatech, Inc.

Full Name of Registrant

    N/A

Former Name if Applicable

    1718 Fry Road, Suite 450

Address of Principal Executive Officer (Street and Number)

    Houston, TX 77084

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | a)   The reasons described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense;
      | b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, | will be filed on or before the fifteenth calendar day following the
[ X ] |      prescribed due date; or the subject quarterly report  of transition
      |      report on Form 10-Q, or portion thereof will be filed  on or before
      |      the fifth calendar day following the prescribed due date; and
      | c)   The  accountant's  statement  or  other  exhibit  required  by
      |      Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


           David G. Williams          (281)              828-2500
          -------------------      -----------      ------------------
               (Name)              (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                        [ X ] Yes  [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [   ] Yes  [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Humatech, Inc.
      ____________________________________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 16, 2002                        /s/ David G. Williams
                                               ____________________________
                                               By:  David G. Williams
                                               Its: President